UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        ELRON ELECTRONIC INDUSTRIES LTD.
                        --------------------------------
                                (Name of Issuer)

                 Ordinary Shares, NIS 0.003 par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   290160-10-0
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  290160-10-0


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 1,547,920 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  1,547,920 Ordinary Shares **


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    1,547,920 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):5.22%***

14  TYPE OF REPORTING PERSON:  HC


* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

CUSIP No.  290160-10-0

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 1,383,873 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  1,383,873 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,383,873 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.68%***

14  TYPE OF REPORTING PERSON: IC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

CUSIP No.  290160-10-0


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 826,546 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  826,546 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      826,546 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.80%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Funds Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

CUSIP No.  290160-10-0

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 164,047 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 164,047 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      164,047 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.55%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

CUSIP No.  290160-10-0

1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 147,649 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 147,649 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      147,649 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.50%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

CUSIP No.  290160-10-0

1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 16,398 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 16,398 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       16,398 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.05%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 1,547,920 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Company Ltd. directly holds 557,327 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 826,546 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 147,649 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menorah Mivtachim Finance Ltd., holds 16,398 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 1,547,920 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 29,531,955 ordinary shares issued and outstanding as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

Item 1. Security and Issuer
        -------------------

         This Statement on Schedule 13D relates to the ordinary shares, nominal par value NIS 1.00 per share (the "Ordinary Shares"), of Elron Electronic Industries Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at [please complete].

Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Menora Mivtachim Holdings Ltd. ("Menora Holdings"), Menora Mivtachim Insurance Company Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd., ("Menorah Gemel") and Menora Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds ").

         Menora Holdings is a holding company incorporated under the law of the State of Israel. Menora Holdings shares are traded on the Tel Aviv Stock Exchange. 63.56% of Menora Holding's outstanding shares is held, directly and indirectly, by Mr. Menahem Gurevitch, and 36.44% of Menora Holdings is held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Insurance is a company incorporated under the law of the State of Israel. 96.9% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Finance is a holding company incorporated under the law of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim Pensions is a pension fund, established on December 20, 1995, in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions's outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions's principal office is Shaa'r Hair tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menora Gemel is a company incorporated under the law of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is managing of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Mutual Funds is a company incorporated under the law of the State of Israel. 100% of Menora Mutual Funds's outstanding shares are held by Menora Finance. Menora Mutual Funds's principal business is managing mutual funds. The address of Menora Mutual Funds's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menorah Gemel, and Menorah Mutual Funds or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         Over the past few years, Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds have purchased an aggregate of 1,547,920 Ordinary Shares of the Issuer in a series of transactions.

         The source of the funds used for the purchase of the Issuer's shares were the investment accounts of Menora Insurance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mutual Funds Ltd.

Item 4. Purpose of Transaction.
        -----------------------

         The 1,547,920 Ordinary Shares purchased by Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds as of December 20, 2007 were purchased for portfolio investment purposes.

         Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g)changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) Menora Holdings and Menora Insurance are the beneficial owners of 557,327 Ordinary Shares held by Menorah Insurance, which constitute approximately 1.89% of the 29,531,955 Ordinary Shares of the Issuer, as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

         Menora Holdings, Menora Insurance and Mivtachim Pensions are the beneficial owners of 826,546 Ordinary Shares held by Mivtachim Pensions, which constitute approximately 2.80% of the 29,531,955 Ordinary Shares of the Issuer, as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

         Menora Holdings, Menora Finance and Menora Gemel are the beneficial owners of 147,649 Ordinary Shares held by Menora Gemel, which constitute approximately 0.50% of the 29,531,955 Ordinary Shares of the Issuer, as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

         Menora Holdings, Menora Finance and Menora Mutual Funds are the beneficial owners of 16,398 Ordinary Shares held by Menora Mutual Funds, which constitute approximately 0.05% of the 29,531,955 Ordinary Shares of the Issuer, as of December 11, 2007, as reported in the Issuer's most recent filing with the Tel Aviv Stock Exchange.

          (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 557,327 Ordinary Shares, held by Menora Insurance, which are currently beneficially owned by Menora Holdings and Menora Insurance.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 826,546 Ordinary Shares, held by Mivtachim Pensions, which are currently beneficially owned by Menora Holdings, Menora Insurance and Mivtachim Pensions.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 147,649 Ordinary Shares, held by Menora Gemel, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Gemel.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 16,398 Ordinary Shares, held by Menora Mutual Funds, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Mutual Funds.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Menora Insurance, Mivtachim Pensions, Menorh Gemel and Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.



      Date of Purchase (Sales) by      Number of Ordinary
            Menora Insurance         Shares Purchased (Sold)    Price Per Share*
      ---------------------------    -----------------------    ----------------
         November 1, 2007                    19,258                   $13.11
         November 4, 2007                    10,000                   $12.79
         November 4, 2007                     1,000                   $12.72
         November 6, 2007                     5,797                   $12.69
         November 7, 2007                    20,150                   $12.68
         November 7, 2007                       500                   $12.62
         November 7, 2007                     1,000                   $12.72
         November 7, 2007                     3,500                   $12.74
         November 7, 2007                     2,000                   $12.66
         November 8, 2007                     1,500                   $12.43
         November 11, 2007                    1,200                   $12.19
         November 12, 2007                    1,000                   $11.86
         November 13, 2007                      500                   $11.88
         November 13, 2007                    1,000                   $11.73
         November 13, 2007                    1,000                   $11.92
         November 13, 2007                   14,588                   $11.86
         November 14, 2007                    3,000                   $11.96
         November 15, 2007                    2,000                   $11.70
         November 15, 2007                   32,114                   $11.87
         November 15, 2007                   21,495                   $11.82
         November 18, 2007                   24,500                   $11.48
         November 21, 2007                   15,206                   $10.91
         November 21, 2007                    4,000                   $10.75
         November 15, 2007                   14,588                   $11.86
         November 25, 2007                   (2,000)                  $11.50
         November 26, 2007                   (1,000)                  $11.45
         December 02, 2007                   (4,015)                  $11.49
         December 10, 2007                   (1,500)                  $11.81
         December 10, 2007                   (1,500)                  $11.94

         Date of Purchase by         Number of Ordinary
          Mivtachim Pensions          Shares Purchased        Price Per Share*
          ------------------          ----------------        ----------------
          November 6, 2007                  19,205                $12.69
          November 11, 2007                 68,500                $12.16
          November 12, 2006                 20,000                $11.89
          November 21, 2006                 60,000                $10.79


         Date of Purchase by         Number of Ordinary
            Menora Gemel              Shares Purchased      Price Per Share*
            ------------              ----------------      ----------------
          November 4, 2007                   991                $12.71
          November 6, 2007                 7,018                $12.74
          November 11, 2007                6,500                $12.16
          November 12, 2007                1,000                $11.89
          November 13, 2007                2,165                $11.75
          November 13, 2007                4,280                $11.80
          November 13, 2007                  354                $11.65
          November 13, 2007                1,756                $11.73
          November 13, 2007                1,067                $11.85
          November 14, 2007                1,065                $11.83
          November 14, 2007                ,1064                $11.95
          November 21, 2007                5,000                $10.79


        Date of Purchase (Sales)       Number of Ordinary
         by Menora Mutual Funds      Shares Purchased (Sold)    Price Per Share*
         ----------------------      -----------------------    ----------------
           October 25, 2007                 (265)                    $13.50
           November 01, 2007               3,300                     $13.06
           November 21, 2007                (162)                    $10.91
           November 29, 2006                (125)                    $11.39

----------------

*The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices does not include broker's commissions.

         Except for such transactions, Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds have not effected any transactions in the Ordinary Shares since October 20, 2007.

         (d) No person other than Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -----------------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: December 23, 2007



                                      MENORA MIVTACHIM HOLDINGS LTD.

                                      By: /s/Ari Kalman  /s/Yoni Tal
                                          --------------------------
                                      Name: Ari Kalman, Yoni Tal
                                      Title:   C.E.O, C.I.O

                                      MENORA MIVTACHIM INSURANCE LTD.

                                      By: /s/Ari Kalman  /s/Yoni Tal
                                          --------------------------
                                      Name: Ari Kalman, Yoni Tal
                                      Title:   C.E.O, C.I.O

                                      MENORA MIVTACHIM PENSIONS LTD.

                                      By: /s/ Oren El-On   /s/Rami Armon
                                          ------------------------------
                                      Name: Oren El-On, Rami Armon
                                      Title:   C.E.O, C.I.O

                                      MENORA MIVTACHIM FINANCE LTD.

                                      By: /s/ Yehuda Ben Assayag  /s/Yoni Tal
                                          -----------------------------------
                                      Name: Yehuda Ben Assayag, Yoni Tal
                                      Title:   C.E.O, Director

                                      MENORA MIVTACHIM GEMEL LTD.

                                      By: /s/ Itai Yaakov/s/Yehuda Ben Assayag
                                          ------------------------------------
                                      Name:  Itai Yaakov, Yehuda Ben Assayag
                                      Title:    C.E.O, Director

                                      MENORAH MIVTACHIM MUTUAL FUNDS LTD.

                                      By: /s/Ronen Avigdor /s/Yehuda Ben Assayag
                                      Name: Ronen Avigdor, Yehuda Ben Assayag
                                      Title:   C.E.O, Director

                                                                      Schedule 1

                         List of Officers and Directors

Menora Mivtachim  Holdings Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
                                         and Chief Executive Officer
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Bar Cochva Ben Gera                     Director
Eran Grifel                             Director
Niva Gurevitch                          Director
Yoni Tal                                Chief Financial Officer
Shay Kompell                            Controller


Menora Mivtachim Insurance  Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Kviateck Uri                            Director
Ari Kalman                              Director and Chief Executive Officer
Bar Cochva Ben Gera                     Director
Eran Grifel                             Director
Niva Guervitch                          Director
Yoni Tal                                Deputy Managing Director and
                                         Investment Division Manager
Shay Kompell                            Deputy Managing Director and
                                         Accounting Division Manager
Menachem Harpaz                         Deputy Managing Director and Non-life
                                         Division Manager
Shmuel Schwartz                         Internal Auditor
Yehuda Grossman                         Information and Technology Division
                                         Manager
Dr. Avraham Levenglick                  Assistant General Manager
                                         and Chief Actuary
Gershon Gurevitch                       V.P Logistics and Properties
Gadi Ben - Hamo                         Assistant General Manager
                                         and North Division Manager
Yaron Dwek                              Deputy Managing Director and
                                         Life Insurance Division Manager

Menora Mivtachim Finance Ltd.

Name                                    Position
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Yoni Tal                                Director
Shai Kompell                            Director
Eran Grifel                             Director
Oren El-on                              Director
Yehuda Ben Assayag                      Chief Executive Officer

Menora Mivtachim Gemel Ltd.

Name                                    Position
Yehuda Ben Assayag                      Chairman of the Board of Directors
Dudi Laydner                            Director
Yaron Dwek                              Director
Guy Iluz                                Director
Tzipi Samet                             Director
Hezi Zaieg                              Director
Itai Yaakov                             Chief Executive Officer

Menora Mivtachim Pensions Ltd.

Name                                    Position
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Shmuel Slavin                           Director
Haim Katz                               Director
Tzipi Samet                             Director
Eran Grifel                             Director
Yoram Belizovski                        Director
Gedalia Doron                           Director
Hezi Zaieg                              Director
Oren El-on                              Chief Executive Officer Director
Motti Dahan                             Chief Operation and Service Officer
Guy Krieger                             Legal Advisor and General Counsel
Yeshayahu Orzitzer                      Chief Actuary
Israel Ezra                             Chief Financial Officer
Eli Hillel                              Chief Audit Executive
Rami Armon                              Chief Investment Officer
Ronny Shilo                             Division Human Resources
                                         and Administrative Manager
Eyal Azmon                              Marketing Manager

Menora Mivtachim Mutual Funds Ltd.

Name                                    Position
Yehuda Ben Assayag                      Chairman of the Board of Directors
Avi Sternschuss                         Director
Rami Armon                              Director
Hayim Levi                              Director
Rami Sason                              Director
Anat Bavitz                             Director
Ronen Avigdor                           Chief Executive Officer

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


          The undersigned hereby agree that the attached Statement on Schedule 13D relating to the ordinary shares, NIS 0.003 par value per share of Elron Electronic Industries Ltd. is filed on behalf of each of them.

Date:    December 23, 2007



                                     MENORA MIVTACHIM HOLDINGS LTD.

                                     By: /s/Ari Kalman  /s/Yoni Tal
                                         --------------------------
                                     Name: Ari Kalman, Yoni Tal
                                     Title:   C.E.O, C.I.O

                                     MENORA MIVTACHIM INSURANCE  LTD.

                                     By: /s/Ari Kalman  /s/Yoni Tal
                                         --------------------------

                                     Name: Ari Kalman, Yoni Tal
                                           --------------------
                                     Title:   C.E.O, C.I.O

                                     MENORA MIVTACHIM PENSIONS  LTD.

                                     By: /s/ Oren El-On   /s/Rami Armon
                                         ------------------------------
                                     Name: Oren El-On, Rami Armon
                                     Title:   C.E.O, C.I.O

                                     MENORA MIVTACHIM FINANCE LTD.

                                     By: /s/ Yehuda Ben Assayag  /s/Yoni Tal
                                         -----------------------------------
                                     Name: Yehuda Ben Assayag, Yoni Tal
                                     Title:   C.E.O, Director

                                     MENORA MIVTACHIM GEMEL LTD.

                                     By: /s/ Itai Yaakov /s/Yehuda Ben Assayag
                                         -------------------------------------
                                     Name:  Itai Yaakov, Yehuda Ben Assayag
                                     Title:    C.E.O, Director

                                     MENORA MIVTACHIM MUTUAL FUNDS LTD.

                                     By: /s/Ronen Avigdor /s/Yehuda Ben Assayag
                                         --------------------------------------
                                     Name: Ronen Avigdor, Yehuda Ben Assayag
                                     Title:   C.E.O, Director